Exhibit 4.46

INTELLECTUAL PROPERTY RIGHTS

PLEDGE

between

Biophytis S.A.

as Pledgor

and

Kreos Capital VI (UK) LTD.

as Beneficiary

in the presence of

Kreos Capital V (UK) Ltd.

19 November 2021

Table of contents

1.	Definitions et interpretation	5
2.	Pledge	6
3.	Declarations, commitments and warranties of the Pledgor	7
4.	Execution	8
5.	Duration and release of the Pledge	10
6.	Priority agreement	10
7.	Notices	11
8.	Opposability	11
9.	Charges	11
10.	Transfert and assignment	11
11.	Copies - Language	12
12.	Divers	12
13.	Applicable law and jurisdiction	12
Appendix 1		14
Appendix 2		15
Appendix 3		16
Appendix 4		17

Intellectual Property Rights Pledge Agreement

This pledge agreement (hereinafter referred to as the “Agreement”) is concluded on 19 November 2021, between the undersigner:

1.

Biophytis S.A., a public limited company with capital of 25,814,647 EUR, whose registered office is located at 14, avenue de l’Opéra - 75001 Paris, identified under the unique number 492 002 225 of the RCS [Trade and Companies Register] of Paris, whose securities are listed on the organised multilateral trading facility Euronext Growth under ISIN number FR0012816825, represented by Mr Stanislas Veillet as Chief Executive Officer;

(Hereinafter referred to as the "Company" or the "Pledgor")

ON THE ONE HAND,

AND

2.

Kreos Capital VI (UK) Limited, private limited company under English law, whose registered office is located at 5th Floor, 25-28 Old Burlington Street, London W1S 3AN, United Kingdom, registered with the Company Register of England and Wales under number 11535385, acting both in its own name and on its own behalf and on behalf of the Affiliate (as such term is defined below) as security agent in accordance with the provisions of Article 2488-6 of the French civil code, represented by Mr Maurizio Petitbon, in his capacity as Director, duly authorised for the purposes hereof;

(Hereinafter referred to as the "Beneficiary")

ON THE OTHER HAND

The Pledgor and the Beneficiary are hereinafter individually referred to as a “Party” and collectively as the “Parties”.

IN THE PRESENCE OF:

3.

Kreos Capital V (UK) Limited, private limited company under English law, whose registered office is located at 5th Floor, 25-28 Old Burlington Street, London W1S 3AN, United Kingdom, registered with the Company Register of England and Wales under number 09728300, represented by Mr Maurizio Petitbon, in his capacity as Director, duly authorised for the purposes hereof, intervening in this Agreement for the purposes of Section 2.5;

(Hereinafter referred to as "Kreos Capital V")

Recital

(A)

The Pledgor is a public limited company under French law founded in 2006 in order to develop new classes of drugs for degenerative diseases associated with ageing, and in particular with sarcopenia (the loss of muscle functionality) and macular degeneration related to ageing.

(B)

Kreos Capital V subscribed in full to a bond issued by the Pledgor in a maximum principal amount of ten million euros (EUR 10,000. 000) pursuant to an issue agreement concluded on 10 September 2018 between the Pledgor, as issuer (Issuer), and the Beneficiary, as subscriber (Subscriber), entitled Bonds Issue agreement (hereinafter referred to as the "2018 Issue Agreement"), itself entered into pursuant to a framework agreement entitled Venture Loan Agreement concluded on 10 September 2018 between the Parties (hereinafter referred to as the "2018 Framework Agreement"), all payment and repayment obligations, either present or future, in principal, interests, late interest, fees, commissions, accessories or any other sum whatsoever (including in respect of default, cancellation, the termination or resolution of any security document (Security Document, as such term is defined in the 2018 Issue Agreement), owed by the Pledgor to Kreos Capital V under such agreements and security documents concluded into pursuant thereto being hereinafter referred to as the "2018 Secured Obligations".

(C)	In security for the payment of the 2018 Secured Obligations, the Parties concluded the 2018 Goodwill Pledge Agreement including the Pledged Intellectual Property Rights.
(D)

The Beneficiary and the company Kreos Capital VI (Expert Fund) L.P., company (limited partnership) under Jersey law, whose registered office is located at 47 Esplanade, St Helier, JE1 0BD, Jersey, registered with the JFSC Companies Registry under number 2770 (hereinqfter referred to as the’ "Affiliate"), agreed to subscribe to two bonds issued simultaneously by the Pledgor of an maximuml cumulative amount in principal of ten million euros (10.000.000 €) pursuant to, on the one hand, a simple bonds issue agreement for a maximum amount of seven million seven hundred and fifty thousand euros (7.750.000 €) concluded on 19 November 2021 between the Pledgor, as issuer, and the Beneficiary, as subscriber entitled Bonds Issue agreement and, on the other hand, a convertible bonds issue agreement for a maximum amount of two million two hundred and fifty thousand euros (2.250.000 €) concluded on 19 November 2021 between the Pledgor, as issuer, and the Affiliate, as subscriber, entitled Convertible Bonds Issue agreement (hereinafter collectively referred to as the "Issue Agreement""), themselves concluded into pursuant to a framework agreement entitled Subscription Agreement concluded on 19 November 2021 between the Pledgor, the Beneficiary and the Affiliate (hereinafter referred to as the "Framework Agreement").

(E)

In accordance with the provisions of the Issue Agreement and the Framework Agreement, as collateral for the proper implementation of the Secured Obligations (as defined below), the Pledgor grants in favour of the Beneficiary,a pledge over the Pledged Intellectual Property Rights in accordance with the terms and conditions of this Agreement.

Agreements

1.	Definitions et interpretation
1.1	For the purposes of this Agreement (including the preamble), and unless the context otherwise requires, the following capitalized terms shall have the following meanings:

2018 Goodwill Pledge Agreement	means the goodwill pledge agreement concluded between the Pledgor and Kreos Capital V on 10 September 2018 ;
2018 Secured Obligations	has the meaning given to it in paragraph B of the preamble hereto;
Agreement	means this intellectual property rights pledge agreement and its Appendices, in their initial version and any version subsequently amended, if applicable;
Event of Implementation

means (i) the occurrence of a failure to pay by the Pledgor under the Issue Agreement, under the conditions of paragraph 9.1 of the Issue Agreement or (ii) the sending of a notice of immediate repayment obligations to the Pledgor in the terms of paragraph 9.14 Issue Agreement;

Pledged Intellectual Property Rights	means the intellectual property rights owned by the Pledgor and pledged to the Beneficiary under this Agreement, as described in paragraph 2.1 of this Agreement;
Issue Documents

means the Issue Agreement, the Framework Agreement, the terms and conditions of the share subscription warrants (Terms and Conditions of the Warrants), all Securities Documents (Security Documents), and any other document referred to as such in writing by the Parties;

Licence

means any licence agreement of all or part of the Pledged Intellectual Property Rights stipulating an initial payment to the Pledgor of a minimum amount of (i) six million euros (€6,000,000) if said licence covers a territory including the United States of America, and (ii) four million euros (€4,000,000) if said licence covers a territory including the European Union;

Maturity Date

shall have the meaning given to the term "Final Redemption Date" in the Framework Agreement and shall mean the date of full payment by the Pledgor of the Secured Obligations under the Issue Agreement and the Framework Agreement (Final Redemption Date);

Pledge	means the pledge constituted on the Pledged Intellectual Property Rights in accordance with the provisions of this Agreement;
Secured Obligations

refers to the payment and repayment obligations, either present or future, in principal, interests, late interest, fees, commissions, accessories or any other sum whatsoever (including in respect of default, cancellation, the termination or resolution of any Security Document (Security Document), borne by the Debtor as regards the Beneficiary under the Issue Documents, ranking pari passu with the 2018 Secured Obligations as to right to payment and without any preference between them, for a maximum total amount in principal of ten million euros (10.000.000 EUR) ;

Subsidiary	means any company over which the Pledgor has control within the meaning of Article L.233-3 of the French commercial code;
Warranty Period	refers to the period beginning on the date of this Agreement and ending on the Maturity Date (inclusive).

1.2

Unless otherwise expressly defined in this Agreement, capitalized terms defined in the English language in the Issue Agreement or the Framework Agreement shall have the same meaning when used in conjunction with the English language term in parentheses in this Agreement..

2.	Pledge
2.1

In guarantee of the payment and fulfilment of all of the Secured Obligations the Pledgor hereby constitutes in favour of the Beneficiary a pledge on its Pledged Intellectual Property Rights limited to the countries of the European Union and the United States of America (or, as the case may be, the share of co-ownership it holds in said Pledged Intellectual Property Rights) as follows, in accordance with Article 2355 of the French civil code and Articles L.521-1 and seq. of the French commercial code, and Articles L.132-34 and R132-8, L.613-8, L.714-1, and R132-8 of the French intellectual property code:

(a)	Exclusively insofar as they concern one or more countries of the European Union or the United States of America:
(i)	national patents as registered with the French National Patents Register of the INPI (hereinafter, the "RNB") ; and
(ii)	European patents (European Patents) at the European Patent Office (hereinafter, the "EPO"),
(iii)	patents granted under the Patent Cooperation Treaty patents at the World Intellectual Property Organization (hereinafter, the "PCT"),
(iv)

national trademarks as registered with the French National Register of Industrial Property (hereinafter, the "INPI") and community trademarks as registered in France with the European Union Intellectual Property Office (hereinafter, the "EUIPO"), provided that such trademarks are associated with a product the manufacture of which is based on a compound, patent or family of patents falling within the scope of the pledge;

(v)	If applicable, domain names corresponding to said marks,

a list of which as of the date of this Agreement is attached as Appendix 1, and

(b)

to the extent determined in the annual review set forth in Section 5.3 of the Framework Agreement, any industrial property rights of the same nature as those referred to in paragraph (a) above, of which the Pledgor or any Subsidiary shall become the owner in any manner whatsoever after the date of this Agreement, in accordance with and subject to the provisions of Article 2355 of the French civil code, including those rights that are currently being applied for and/or filed as of the date hereof.

2.2

The Pledgor undertakes to sign and/or to have signed any confirmation of pledge of new intellectual property rights referred to in 2.1 (b) above, as provided for in Appendix 2, (a "Confirmation") and which will be included after the date of this Agreement in the scope of the Pledge, as soon as possible after the date of publication (in the case of trademarks or patents) or reservation (in the case of domain names) of the said intellectual property right.

2.3

By express agreement between the Parties, in the event that industrial property rights, as defined above, are held, in France or in any other country, by any Subsidiary, the latter shall grant on these rights, for the benefit of the Beneficiary, a pledge of an equivalent scope to the Pledge constituted under the terms hereof, for which the Pledgor shall be liable.

2.4	The Pledgor undertakes to carry out the formalities relating to the Pledge of the Pledged Intellectual Property Rights in accordance with Article 8 below.
2.3

Kreos Capital V, in its capacity as (i) the sole holder of the bonds issued by the Pledgor under the 2018 Secured Obligations and (ii) the beneficiary of a pledge of goodwill pledged under the 2018 Goodwill Pledge Agreement, expressly authorizes, insofar as necessary, the conclusion of this Pledge by the Parties and its execution by the Beneficiary.

3.	Declarations, commitments and warranties of the Pledgor
3.1	The Pledgor declares and warrants to Beneficiary as of the date of this Agreement that:
(a)	the Pledgor is a company duly organized under the laws of France with the power to carry on its business as presently conducted and to own all assets shown on its balance sheet;
(b)	the execution and implementation of this Agreement and any obligations of the Pledgor hereunder have been duly authorized and all necessary steps have been taken by the Pledgor to that effect;
(c)

the obligations of the Pledge under this Agreement constitute and shall constitute legal, valid and binding obligations to the Pledgor in accordance with the terms and conditions of this Agreement, subject to applicable laws relating to insolvency proceedings, insolvency and all matters affecting creditors' rights generally;

(d)

to the extent that it would have a material adverse effect on the ability of the Pledgor to perform its obligations under this Agreement, no material default in the implementation of its obligations has occurred under any contract or agreement to which the Pledgor is a party;

(e)

there are, to the knowledge of the Pledgor, no pending actions, suits or proceedings in any court or before any administrative authority that would materially affect the validity of the obligations as set forth in this Agreement or the ability of the Pledgor to perform such obligations;

(f)

no authorisation, approval, consent, licence, notification or other request of a public entity or corporate bodies of the Pledgor is required for the validity, implementation or enforceability of this Agreement, with the exception of:

(i)	any authorization that has been duly obtained and proof of which has been provided to the Beneficiary, and
(ii)	registration with all intellectual property registries referred to in Article 8 below;
(g)	this Agreement and the commitments contained herein: :
(i)	constitute valid obligations, binding on the Pledgor in accordance with their terms, enforceable against the Pledgor, and
(ii)	upon completion of the formalities referred to in Article 8 below are effective against third parties.
3.2	The Pledgor agrees, for the entire Warranty Period, to:
(i)	comply strictly with the provisions of Article 8 (Undertakings) of the Issue Agreement and of Article 5 (Commitments) of the Framework Agreement;

(ii)	communicate to the Beneficiary, at the latter's first request, any substantial information relating to the Pledged Intellectual Property Rights and in particular any dispute relating thereto;
(iii)

not to assign, transfer or otherwise dispose of the Pledged Intellectual Property Rights or any of its rights under the Pledged Intellectual Property Rights except with the prior written consent of the Beneficiary, except (i), in the event of the enforcement of the first-ranking pledge constituted under the terms of the 2018 Goodwill Pledge Agreement or (ii) for any licence granted to a third party who is not a partner of the Pledgor, provided that such licence shall not affect, or impede, the implementation hereof;

(iv)

not to grant any security whatsoever on the Pledged Intellectual Property Rights or any of its rights under the Pledged Intellectual Property Rights (other than under the 2018 Intellectual Property Rights Pledge Agreement) without the prior written consent of the Beneficiary or any other related right.

3.3	The Pledgor agrees to refrain, in order to release its commitment, from invoking any change in the legal form of the Beneficiary even if it entails the creation of a new legal personality.
3.4	The Pledgor will not be released due to:
(i)	modifications (occurring one or more times but provided they do not lead to novation);
(ii)	the addition or removal of new securities, new creditors or new debtors;
(iii)	the extension of maturity dates;

Or any other event affecting in any manner whatsoever the stipulations of the Issue Agreement and the Framework Agreement.

4.	Execution
4.1	Recourse in the event of an Event of Implementation

In the event of an Event of Implementation, the Beneficiary shall be entitled to exercise all rights, remedies and actions of any kind conferred by French law on the pledgee in order to enforce its rights under the Pledge in accordance with the terms of this Agreement.

4.2	Attribution of ownership of the Pledged Intellectual Property Rights
(a)

Without limiting the provisions of Article 4.1 above, in the event of an Event of Implementation, the Parties irrevocably agree that the Beneficiary may freely decide to enforce the Pledge by obtaining full ownership of the Pledged Intellectual Property Rights, in accordance with the provisions of Articles L. 521-3 of the French commercial code and 2348 of the French civil code, in accordance with the terms and conditions set forth in paragraph (c) below.

(b)

In the event of the implementation of the commissory agreement stipulated in paragraph (a) above, the Beneficiary shall notify of the implementation of the Pledge, by sending a notification of implementation by bailiff's deed or by registered letter with acknowledgement of receipt or by hand-delivered letter, said notification mentioning the date of implementation of the Pledge as being the second business day from the date of said notification (the "Completion Date").

(c)

In accordance with the provisions of Article 2348 of the French civil code, the value of the Pledged Intellectual Property Rights on the Completion Date (the "Completion Value") shall be determined by an expert appointed as provided below (the "Expert") as follows:

(i)	the Expert's mission will be to proceed with the determination of the Completion Value (the "Mission");
(ii)	the Expert shall be appointed in accordance with the following terms and conditions:
➢

the Expert shall be the first person named in the list in Appendix 3, unless the Pledgor and the Beneficiary reasonably consider that such person has a conflict of interest or that such person refuses the Mission, in which case the Expert shall be the first person subsequently named in the list in Appendix 3, and successively in the order of priority set out therein until an Expert is so selected; and

➢

if all the persons listed in Appendix 3 prove to have a conflict of interest or have refused the Mission as specified in the preceding subparagraph, the Expert shall be appointed by the President of the Paris Court of First Instance ruling in the form of summary proceedings and without appeal at the request of the most diligent party from among the leading financial auditing or intellectual property auditing firms operating in France;

(iii)	the Expert shall act as the Parties' joint agent in accordance with the provisions of Article 2348 of the French civil code;
(iv)

the Expert shall take all the steps he deems necessary to accomplish his Mission and may in particular obtain from the Pledgor and/or the Beneficiary any document and any information concerning the Pledged Intellectual Property Rights and consult together or separately with the Pledgor and/or the Beneficiary;

(v)	the methods of evaluation retained within the framework of the Mission will have to be in conformity with the methods usually retained the evaluation of industrial property rights;
(vi)

the Expert shall communicate to the Beneficiary and to the Pledgor, within thirty (30) working days (Business Days) from the date of acceptance of his Mission, a copy of his report presenting the determination of the Completion Value as well as the supporting documents and valuation methods retained within the framework of the Mission; the date on which the Expert shall communicate his report being hereafter defined as the "Valuation Date";

(vii)

the Parties will be definitively bound by the determination of the Completion Value made by the Expert referred to in subparagraph (vi) above, except for a gross error (as defined in subparagraph (viii) below);

(viii)

in case of a gross error in the determination of the Completion Value, the said error having been established by a final decision rendered by the competent court, in accordance with the provisions of Article 13.2, a new Expert shall be appointed according to the same modalities as those provided for in subparagraph (ii) above and shall carry out the Mission according to the modalities provided for in this paragraph (c);

(ix)	the Beneficiary shall in no case be responsible for the Completion Value retained by the Expert; and
(vi)	the costs and fees of the Expert in the exercise of his Mission to be paid by the Pledgor.
(d)

Any amounts received by the Beneficiary, under this Agreement, shall be applied by the Beneficiary to the payment of the Secured Obligations, pari passu with the payment of the Secured Obligations under the 2018 Pledge Agreement. If the total amount of the Completion Value exceeds the amount of the Secured Obligations due and payable by the Pledgor, the Beneficiary shall pay to the Pledgor the difference between such two amounts within ten (10) Business Days from the Valuation Date.

5.	Duration and release of the Pledge
5.1	This Agreement shall come into force on the date of its signature by the Parties and shall remain in force with full effect throughout the Warranty Period.
5.2

After the Maturity Date and upon receipt of a written request from the Pledgor requesting written confirmation that the Warranty Period has ended, the Beneficiary shall execute, at the Pledgor's expense within five (5) business days, a release agreement discharging the Pledgor from all obligations and liabilities under this Agreement.

5.3	Notwithstanding the foregoing:
5.3.1

In the event that the Pledgor obtains from the EMA (European Medicines Agency) a marketing authorization (conditional or other authorizations) for the product Sarconeos (BIO101) for the indication COVID-19, the Beneficiary undertakes to grant a release of the Pledge on the territory of the European Union for all of the Pledged Intellectual Property Rights associated with the product Sarconeos (BIO101) as of the date of issuance of the said authorization

Similarly, in the event that the Pledgor obtains from the U.S. Food and Drug Administration (FDA) an emergency use authorization or other authorization for the product Sarconeos (BIO101) for the COVID-19 indication, the Beneficiary undertakes to grant a release of the Pledge on the territory of the United States of America for all of the Pledged Intellectual Property Rights associated with the product Sarconeos (BIO101) as of the date of issuance of said authorization.

In the event that the relevant marketing authorization expires or is revoked, the Pledgor undertakes to immediately take the necessary steps and sign all agreements required to reinstate the Pledge in accordance with its terms prior to release. The Pledgor shall also refrain from granting any pledge or any other licence on the industrial property rights to the benefit of any third party during this period.

5.3.2

In the event that the Pledgor enters into a Licence for the product Sarconeos (BIO101) or the product Macuneos (BIO201), the Beneficiary undertakes, provided that no Event of Implementation has occurred, to immediately grant an early release of the Pledge on the pledged industrial property rights that are the subject of the Licence, for the entire territory covered by the Licence.

Such release shall occur immediately upon presentation of a binding term sheet on a Licence signed by both parties and providing for the payment to qualify the Licence for the purposes hereof. In the event that a definitive agreement between the parties pursuant to said binding term sheet is not entered into within 90 days of said release, the Pledgor agrees to immediately do all things and execute all agreements necessary to reinstate the Pledge to its pre-release terms. The Pledgor shall also refrain from granting any pledge or any other licence on the industrial property rights during this period. The same shall apply in the event of termination or cancellation of the Licence for any reason whatsoever.

5.3.3

To the exclusion of any agreement that would consist of a Licence and that would be covered by Article 5.3. 2 above, in the event that the Pledgor enters into any other agreement with any third party involving development and/or research, whether joint or not, relating to intellectual property rights associated with the Sarconeos (BIO101) product or the Macuneos (BIO201) product and whether or not involving an equity investment, immediately or in the future, the Beneficiary undertakes to discuss in good faith the possibility of a partial release of the Pledged Intellectual Property Rights, within the framework of a balanced consideration of the development needs of the Pledgor and the protection of the interests of the Beneficiary.

6.	Priority agreement
6.1	This Agreement is entered into pursuant to the Framework Agreement.

6.2	If any of the provisions of this Agreement conflict with the provisions of the Framework Agreement, the provisions of the Framework Agreement shall take precedence.
6.3

Without prejudice to the generality of the provisions of this Article 6, the Beneficiary shall act under this Agreement (including following the occurrence of an Event of Implementation) in accordance with the provisions of the Framework Agreement.

7.	Notices

All communications to be made pursuant to this Agreement must be carried out in conformity with Article 9 (Notices) of the Framework Agreement, as if said article was included in this Agreement, mutatis mutandis.

8.	Opposability
8.1

The pledge of each of the patents and trademarks included in the Pledged Intellectual Property Rights shall be registered with any appropriate intellectual property rights registry in accordance with the legal and regulatory provisions applicable to such Pledged Intellectual Property Rights, up to a maximum principal amount of ten million euros (€10,000,000).

8.2

The Beneficiary shall carry out the formalities set forth in paragraph 8.1 above. The Pledgor grants all necessary powers and authorities to any person acting on its behalf and in possession of an original copy of this Agreement for the purpose of carrying out the formalities set out in paragraph (i) above.

8.3

The Pledgor undertakes, as necessary, to sign any confirmatory agreement that may be required for any foreign deposit, in forms substantially in accordance with the model set forth in Appendix 4 to this Agreement.

9.	Charges

Subject to the stipulations of the Issue Agreement and the Framework Agreement on the cap on the assumption by the Pledgor of reasonable costs and expenses incurred (in accordance with the provisions of Article 10 of the Framework Agreement) and on the exclusion of the indirect damage which they provide for, the Pledgor undertakes, if necessary, at the request of the Beneficiary, to indemnify the Beneficiary for all reasonable expenses and costs, including legal fees and expenses, and all charges, taxes, fees or registration fees, associated (i) with the performance of this Agreement, (ii) for the execution of the formalities related to the constitution, renewal and release of the Pledge, and (iii) with the protection, preservation or exercise of the rights of the Beneficiary in terms of the Pledge.

10.	Transfert and assignment
10.1	All rights, privileges, powers and actions of the Beneficiary shall be transferable to its successors and permitted assigns in accordance with the Issue Agreement.
10.2	The Pledgor may not assign or convey, in any manner whatsoever, any of its rights and/or obligations under this Agreement.
10.3

The Beneficiary shall be entitled to assign or transfer all or part of its rights and/or obligations under this Agreement to a third party, in accordance with the provisions of Article 11 of the Issue Agreement.

10.4

In the event of assignment, transfer, novation or transmission of all or part of the rights and obligations by the Beneficiary, the latter expressly reserves the rights, powers, privileges and actions it has under this Agreement, in favor of its successors or, where applicable, its assigns, in accordance with the provisions of Article 1278 of the French civil code.

11.	Copies - Language

This Agreement is drawn up in the French language for the purposes of enforceability, registration and filing with the French industrial property code, in accordance with the provisions of Articles L. 714-7 and R. 714-4 of the French intellectual property code.

12.	Divers
12.1

The Beneficiary isn’t liable for any loss due to the exercise or any failure or omission to exercise its rights under this Agreement. The Pledgor is solely responsible for its own contracts, commitments, acts, omissions, defaults and losses and liabilities incurred by it and the Beneficiary does not assume any liability in this regard (with respect to the Pledgor or any other person) for any reason whatsoever..

12.2

No failure to exercise or delay in exercising, by the Beneficiary, any right or remedy under this Agreement shall be construed as constituting a waiver to said right or remedy. No single or partial exercise of any right or remedy prevents any other exercise thereof or the exercise of any other right or remedy in the future. The Beneficiary does not assume any responsibility towards the Pledgor or its legal successors, individually or generally, due to the delay in exercising or failure to exercise of rights and prerogatives granted to the Beneficiary under this Agreement.

The rights and remedies provided for in this Agreement are cumulative and exclusive of any right or remedy provided by law and may only be waived in writing and in an express manner.

12.3

The Pledge is in addition to any security or any bond held, if applicable, by the Beneficiary under the terms of the Secured Obligations or any of them and is under no circumstances affected by any other security mentioned above and exists without prejudice to it.

12.4

In the event that one or more of the provisions of this Agreement will be deemed to be illegal, invalid or unenforceable, this Agreement shall be construed as if it does not contain such provision and the nullity of said provision shall not affect the validity or the execution of any other provision of this Agreement, which shall remain fully applicable.

12.5

The parties to the Agreement acknowledge that the sole purpose of this Agreement is to create this Pledge in favour of the Beneficiary and is not intended to change the rights and obligations set out in the Issue Agreement and/or (ii) the rights and obligations of the Pledgor and Kreos Capital V set forth in the 2018 Issue Agreement or the 2018 Goodwill Pledge Agreement.

13.	Applicable law and jurisdiction
13.1	This Agreement and each document attached thereto are governed by French law and interpreted in accordance with said law.
13.2

The Parties hereby and irrevocably acknowledge the exclusive jurisdiction of the competent courts of Paris, as regards any action or proceeding arising out of this Agreement or relating to it or to all corresponding documents or deeds concluded in accordance with this Agreement

/s/ Stanislas Veillet	/s/ Maurizio Petibon
Biophytis S.A. M. Stanislas Veillet Chief Executive Officer	Kreos Capital VI (UK) Ltd. M. Maurizio Petitbon Director

In the presence of :

/s/ Maurizio Petibon
Kreos Capital V (UK) Ltd.
M. Maurizio Petitbon Director

Appendix 1

The identification of the industrial property rights pledged at the date of this Agreement

Appendix 2

Notice template of New Intellectual Property Rights

Appendix 3

List of Experts for the determination of the Completion Value

Appendix 4

Confirmation Agreement Template